Exhibit 21.1
Subsidiaries of Arbinet Corporation

Name	Jurisdiction
Arbinet Digital Media Corporation	Delaware
Arbinet Communications, Inc.	Delaware
Broad Street Digital, Inc.	Delaware
Bell Fax, Inc.	New Jersey
ANIP, Inc.	Nevada
Arbinet-thexchange LTD	United Kingdom
Arbinet Services, Inc.	Delaware
Arbinet-thexchange HK Limited	Hong Kong
Broad Street Digital Limited	United Kingdom
Arbinet Carrier Services, Inc.	Delaware
Arbinet Managed Services, Inc.	Delaware